UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-14473

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(K) AND ESOP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan

Bowling Green, Ohio

We have audited the accompanying statements of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The accompanying supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Cleveland, Ohio
June 15, 2007

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at fair value:
Sky Financial Group, Inc. common stock	$95,408,906	$92,696,018
Other investments	157,526,042	126,629,499
Receivables:
Employer contributions	9,602,580	9,465,300
Participant contributions	368,226	306,928
Due from other plans:
Waterfield Group Savings and Investment Plan	34,649,306
Belmont National Bank 401(k) Profit Sharing Plan		3,096,832
Becker McDowell Agency, Inc. 401(k) Plan		1,746,244
Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan		997,565
Benefit Design Agency of Ohio 401(k) Retirement Savings Plan		534,222
Falls Bank 401(k) Profit Sharing Plan		160,358
Meyer & Eckenrode Insurance and Investments 401(k) Plan		7,231
Interest and dividends	117,411	89,009

Total assets	297,672,471	235,729,206

LIABILITIES:
Accrued expenses	20,588	18,867
Due to brokers for securities purchased	552,093	490,616

Total liabilities	572,681	509,483

NET ASSETS AVAILABLE FOR BENEFITS	$297,099,790	$235,219,723

See notes to financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation (depreciation) in fair value of investments:
Sky Financial Group, Inc. common stock	$2,167,504	$(2,626,970)
Other investments	15,073,090	7,308,463
Interest and dividends:
Sky Financial Group, Inc. common stock	3,133,261	3,069,900
Other investments	2,546,528	1,576,431

Total investment income	22,920,383	9,327,824

Contributions:
Employer	14,714,459	14,604,142
Participants	9,608,760	8,881,284
Participant rollovers	1,533,298	534,496

Total contributions	25,856,517	24,019,922

Transfers from:
Waterfield Group Savings and Investment Plan	34,649,306
Belmont National Bank 401(k) Profit Sharing Plan		3,096,832
Becker McDowell Agency, Inc. 401(k) Plan		1,746,244
Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan		997,565
Benefit Design Agency of Ohio 401(k) Retirement Savings Plan		534,222
Falls Bank 401(k) Profit Sharing Plan		160,358
Other	17,873	3,287

Total transfers	34,667,179	6,538,508

Total additions	83,444,079	39,886,254

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	21,317,259	20,040,937
Administrative and investment services expenses	246,753	223,367

Total deductions	21,564,012	20,264,304

NET INCREASE IN NET ASSETS	61,880,067	19,621,950
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	235,219,723	215,597,773

End of year	$297,099,790	$235,219,723

See notes to financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the “Plan”) provides only general information. The Plan includes a profit sharing component, a 401(k) component and an employee stock ownership component. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan was originally effective January 1, 1966 and was amended and restated on January 1, 1995, 1999, 2001, and 2004. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the “Company”), and its wholly owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration — The Plan is administered by a Committee appointed by the Board of Directors of Sky Financial Group, Inc. (the “Committee”). The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by Marshall & Ilsley Trust Company, except for the Sky Financial Group, Inc. Company Stock Fund, Sky Trust N.A. Collective Core Equity Fund, and Sky Trust N.A. Collective Core Fixed Income Fund which are held by Sky Trust N.A., a wholly owned subsidiary of Sky Financial Group, Inc., which is a party-in-interest.

Eligibility — Employees of the Company and its participating subsidiaries are eligible to participate in the 401(k) portion of the Plan if they: 1) have attained 18 years of age; 2) are not classified by the Company or participating subsidiary as a temporary, seasonal, or summer employee, or as an independent contractor or a leased employee; or 3) are not a member of a collective bargaining unit. Employees are eligible to participate in the profit sharing and employee stock ownership portions of the Plan if they meet the above requirements as well as complete one year of service, which is defined as a 12-consecutive month period, with the Company. Also, employees of certain of the Company’s insurance and financial services subsidiaries are not eligible to participate in the profit sharing portion of the Plan.

Contributions — Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($15,500 for 2006 and $14,000 for 2005) to the Plan. As permitted by the Internal Revenue Code, participants who attain age 50 prior to the Plan year end are eligible to make catch-up contributions ($5,000 for 2006 and $4,000 for 2005) in excess of the contribution limits described above. The Company makes a matching contribution equal to 100% of the participant’s contribution up to 3% of that participant’s compensation and 50% of the participant’s contribution of the next 2% of that participant’s compensation (the “401(k) Company Matching Contributions”).

The Company, at the option of its board of directors, may also contribute additional discretionary amounts each year that represent the profit sharing contribution and are allocated among participants based on each participant’s compensation. The Company profit sharing contribution to the Plan was $5,148,102 in 2006 and $5,517,734 in 2005. Participants direct the investment of their respective individual participant accounts.

Additionally, under the employee stock ownership provisions of the Plan, the Company is required to make an annual contribution to the Plan in an amount equal to 3% of each participant’s eligible compensation for the year. The Company’s employee stock ownership contribution to the Plan was $4,527,618 in 2006 and $4,239,661 in 2005.

Participant Accounts — Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution and Plan earnings. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are vested immediately in their voluntary contributions, rollover contributions, and 401(k) Company Matching Contributions made after January 1, 2003, including actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service, which is defined as a Plan year during which the participant is credited with at least 1,000 hours of service. See vesting schedule below:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

The portion of a participant’s account balance that is not fully vested will be forfeited if the participant separates from service. Participants fully vest in their accounts upon retirement, disability or death.

The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. Forfeitures can be used to reduce employer contributions. Forfeitures used to reduce employer contributions were $501,656 and $477,242 in 2006 and 2005, respectively.

Merger of Plans and Transfer of Plan Assets — The Company has completed several acquisitions of community banks and financial service affiliates in recent years. In conjunction with such acquisitions, the Company has generally merged the qualified defined contribution plan of the acquired entity into the Plan. The Company gives the continuing former employees of the acquired entities past service credit for their employment with the acquired entity for the purpose of vesting in the Plan.

The following table summarizes the plans of the entities acquired by the Company that were approved for merger into the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan in 2006 and 2005:

Entity Acquired/ Entity’s Benefit Plan	Acquisition Date	Effective Date of Plan Merger	Eligible Participants	Plan Assets Transferred into the Plan
Waterfield Mortgage Company, Inc.
Waterfield Group Savings and Investment Plan	October 17, 2006	January 1, 2007	910	$34,649,306

Falls Bank
Falls Bank 401(k) Profit Sharing Plan	November 29, 2005	January 1, 2006	24	160,358

Becker McDowell Agency, Inc.
Becker McDowell Agency, Inc. 401(k) Plan	October 4, 2005	January 1, 2006	24	1,746,244

Steiner Insurance Agency, Inc.
Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan	October 4, 2005	January 1, 2006	21	997,565

Benefits Design Agency, Inc.
Benefits Design Agency of Ohio 401(k) Retirement Savings Plan	August 1, 2005	January 1, 2006	10	534,222

Belmont Bancorp
Belmont National Bank 401(k) Profit Sharing Plan	June 1, 2005	January 1, 2006	155	3,096,832

Investment Options — The Plan provides for the establishment of a variety of investment funds and a Company stock fund. These investment funds are participant directed. The Company stock fund includes both participant and non-participant directed funds. Participants may transfer account balances between funds, subject to certain limitations. The Company has the sole discretion to determine or change the number and nature of investment funds.

Participant Loans — The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant loans bear interest at a fixed annual rate, as determined by the Committee on the date of loan approval. Loan issuances are accounted for as a transfer from the participant directed accounts into a participant loan fund. Each loan is secured by the balance in the participant’s account. Loan principal and interest payments are made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in their profit sharing and 401(k) account, or the vested portion of a participant’s balance may be distributed in installments or partial distributions. The ESOP’s normal form of benefits is a joint and survivor annuity with optional forms of lump sum, straight life annuity or installments. Amounts allocated to participants who have elected to withdraw from the Plan but have not yet been paid were $1,606,116 and $464,522 at December 31, 2006 and 2005, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Investments — Investments in Sky Financial Group, Inc. common stock are stated at fair value as measured by quoted market prices in an active market. Other investments consist principally of investments in mutual funds and common/collective funds and are stated at fair value as determined by the trustee, based upon the market values of the underlying assets of the funds. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such change could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Distributions to Participants — Distributions to participants are recorded when paid.

Administrative Expenses — The costs of administering the Plan are paid by the Plan or the Company as determined by the Company.

3.	INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan’s net assets.

Investment	2006	2005
Sky Financial Group, Inc. common stock*	$95,408,906	$92,696,018
Davis New York Venture Fund — A	21,185,849	15,772,837
Harbor International Fund	21,030,331	13,155,287
RS Partners Fund	20,865,490	19,586,497
Federated Prime Obligations Fund	17,292,818	15,589,865
Sky Trust, N.A. Collective Core Equity Fund	13,577,696	12,899,538

*	Includes nonparticipant-directed investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2006	2005
Sky Financial Group, Inc. common stock	$2,167,504	$(2,626,970)
Mutual funds	13,138,912	6,345,810
Common collective funds	1,934,178	962,653

Total	$17,240,594	$4,681,493

4.	Nonparticipant-directed investments

The Plan’s only nonparticipant-directed transactions are contained within the Sky Financial Group, Inc. Company Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed portion of the Sky Financial Group, Inc. Stock Fund is as follows:

	2006	2005
Net assets—
Sky Financial Group, Inc. Company Stock Fund	$61,501,007	$57,731,180

Changes in net assets:
Contributions	$4,239,660	$3,524,345
Dividends	3,133,261	3,012,790
Net appreciation (depreciation) in fair value of investments	1,486,411	(1,602,153)
Benefits paid to participants	(4,388,009)	(4,574,230)
Transfers (to) from other participant-directed investments—net	(540,576)	(630,648)
Other	(160,920)	(143,889)

Net change	3,769,827	(413,785)

Sky Financial Group, Inc. Company Stock Fund—beginning of year	57,731,180	58,144,965

Sky Financial Group, Inc. Company Stock Fund—end of year	$61,501,007	$57,731,180

5.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under the U.S. Department of Labor (“DOL”) regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of Sky Financial Group, Inc. common stock and shares of common/collective investment funds managed by Sky Trust, N.A. Sky Trust, N.A. is a fiduciary of the Plan and wholly owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions.

Fees paid by the Plan to Sky Trust, N.A. for administrative and investment services were $246,753 and $223,367 in 2006 and 2005, respectively. Fees are calculated as follows: (1) .07% for Plan assets invested in all third-party funds, (2) based upon a tiered fee schedule for Plan assets invested in the Sky

Trust, N.A. Collective Core Equity and Collective Core Fixed Income funds (approximating .7% of fund balances up to $5 million and .5% of fund balances exceeding $5 million), and (3) no fees are assessed for the nonparticipant-directed assets invested in the Sky Financial Group, Inc. Company Stock Fund (or previously the Master Trust). Certain professional or legal fees related to the operation of the Plan are paid by the Company.

6.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth under ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.	SUBSEQUENT EVENTS

On December 20, 2006, Sky Financial Group announced that it had signed a definitive agreement to merge with Huntington Bancshares Incorporated. The merger is expected to close in the third quarter of 2007. The day before the merger with Huntington, the Plan will be terminated and a favorable determination letter application will be filed with the IRS with respect to the termination of the Plan.

Sky associates who terminate employment prior to receipt of a favorable determination from the IRS will be able to take distribution of their account from the Plan at the time their employment terminates. Distribution of the remainder of accounts will be made after the Sky Retirement Plan receives its favorable determination from the IRS. In addition, participants will be able to make investment election changes in the Sky Retirement Plan until accounts are distributed.

* * * * * *

SUPPLEMENTAL SCHEDULE

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

SCHEDULE H — LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-1372535 — PLAN NO. 001

DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Sky Financial Group, Inc.	3,342,989 shares of common stock	$64,706,308	$95,408,906

	Davis Selected Advisers LP	Davis New York Venture Fund - A	**	21,185,849

	Harbor Funds	Harbor International Fund	**	21,030,331

	RS Investment Management LP	RS Partners Fund	**	20,865,490

	Federated Investors	Federated Prime Obligations Fund	**	17,292,818

*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Equity Fund	**	13,577,696

	Vanguard Group	Vanguard Growth Index Fund	**	11,494,632

*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Fixed Income Fund	**	8,606,125

	Vanguard Group	Vanguard Small Cap Growth Index Fund	**	8,200,780

	Baron Select Fund	Baron Partners Fund	**	6,196,382

	Wells Fargo Funds Trust	Wells Fargo Advantage Mid Cap Disciplined Fund	**	5,892,215

	Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	4,104,182

	Pimco Funds	Pimco Low Duration Fund	**	3,651,996

	Vanguard Group	Vanguard LifeStrategy Growth Fund	**	3,604,819

	Vanguard Group	Vanguard GNMA Fund	**	3,185,496

	Vanguard Group	Vanguard Long-Term Investment Grade Fund	**	2,782,655

	Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	1,008,646

	Vanguard Group	Vanguard LifeStrategy Income Fund	**	603,586

	Cash in Bank	Cash		50

*	Participant Notes	Loans to participants, varying maturity dates and interest rates ranging from 4.00% to 8.75%		4,242,294

		Total		$252,934,948

*	Party-in-interest.
**	Indicates a participant-directed fund. The cost disclosure is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKY FINANCIAL GROUP, INC. PROFIT SHARING AND 401(K) PLAN

Date: June 29, 2007	By:	/s/ Michael Couturier
Michael Couturier
Vice President and Director of Employee Benefits
Sky Financial Group, Inc.